Sanofi-aventis successfully prices

USD 7 billion bond issue

Paris, France - March 23, 2011 - Sanofi-aventis (EURONEXT: SAN and NYSE: SNY), rated AA- by Standard and Poor’s and A2 by Moody’s (both with a stable outlook), announces that it has successfully priced its offering of USD 7 billion of notes denominated in US dollars, consisting of six tranches:

•	USD 1 billion of notes due 2012, bearing interest at a rate of 3-month USD Libor+0.05%

•	USD 1 billion of notes due 2013, bearing interest at a rate of 3-month USD Libor+0.20%

•	USD 750 million of notes due 2014, bearing interest at a rate of 3-month USD Libor+0.31%

•	USD 750 million of notes due 2014, bearing interest at an annual rate of 1.625%

•	USD 1.5 billion of notes due 2016, bearing interest at an annual rate of 2.625%

•	USD 2 billion of notes due 2021, bearing interest at an annual rate of 4%

The offer was made pursuant to sanofi-aventis’ shelf registration statement filed with the US Securities and Exchange Commission on March 15, 2010.

Sanofi-aventis intends to use the net proceeds of the offering to fund, in part, the consideration payable in respect of the Genzyme acquisition and related costs. If the exchange offer for Genzyme shares is not consummated for any reason by September 30, 2011, the Company will redeem all the fixed rate notes and the 2014 floating rate notes at 101% of par value plus accrued interest no later than October 31, 2011 and use the remaining proceeds from the 2012 floating rate notes and the 2013 floating rate notes for general corporate purposes.

BNP PARIBAS, BofA Merrill Lynch, J.P. Morgan, SOCIETE GENERALE, Credit Agricole CIB, Deutsche Bank Securities, HSBC, RBS and Santander acted as joint-bookrunners for the offering.

DISCLAIMER

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

When available, a written prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, may be obtained, subject to applicable law, from sanofi-aventis, 174 avenue de France, 75013, Paris, France.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the FSMA, as defined below) may otherwise lawfully be communicated or cause to be communicated (all such persons together being referred to as “relevant persons”). The notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

No prospectus (including any amendment, supplement or replacement thereto) or any other offering material has been prepared in connection with the offering of the notes that has been approved by the Autorité des marchés financiers or by the competent authority of another State that is a contracting party to the Agreement on the European Economic Area and notified to the Autorité des marchés financiers; no notes have been offered or sold nor will be offered or sold, directly or indirectly, to the public in France; the prospectus or any other offering material relating to the notes have not been distributed or caused to be distributed and will not be distributed or caused to be distributed to the public in France; such offers, sales and distributions have been and shall only be made in France to persons licensed to provide the investment service of portfolio management for the account of third parties, qualified investors (investisseurs qualifiés) other than individuals, in each case investing for their own account, all as defined in Articles L. 411-2, D. 411-1, D. 411-2, D. 734-1, D.744-1, D. 754-1 and D. 764-1 of the French Code monétaire et financier. The direct or indirect distribution to the public in France of any so acquired notes may be made only as provided by Articles L. 411-1, L. 411-2, L. 412-1 and L. 621-8 to L. 621-8-3 of the French Code monétaire et financier and applicable regulations thereunder.

Forward-Looking Statements

Any statements made in this communication that are not statements of historical fact, including statements about Sanofi-Aventis’ beliefs and expectations and statements about Sanofi-Aventis’ proposed acquisition of Genzyme, are forward-looking statements and should be evaluated as such. Forward-looking statements include statements that may relate to Sanofi-Aventis’ plans, objectives, strategies, goals, future events, future revenues or performance, and other information that is not historical information. Factors that may materially affect such forward-looking statements include: Sanofi-Aventis’ ability to successfully complete the exchange offer for Genzyme’s shares or realize the anticipated benefits of the transaction; delays in obtaining any approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; and the failure of any of the conditions to Sanofi-Aventis’ exchange offer to be satisfied. Sanofi-Aventis does not undertake, and specifically disclaims, any obligation or responsibility to update or amend any of the information above except as otherwise required by law.

Additional Information:

This communication is neither an offer to purchase nor a solicitation of any offer to sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom. In connection with the proposed acquisition of Genzyme, sanofi-aventis has filed an amended tender offer statement and a registration statement on Form F-4 to register certain securities (which is not yet effective) and certain related documents and Genzyme has filed a Solicitation/Recommendation Statement with respect to the exchange offer with the U.S. Securities and Exchange Commission (the “SEC”). Genzyme shareholders are urged to read the registration statement and exchange offer documents because they will contain important information that shareholders should consider before making any decision regarding tendering their shares. These documents have been mailed to all Genzyme shareholders of record. These documents, as they may be amended from time to time, contain important information about the proposed transaction and Genzyme shareholders are urged to read them carefully and in their entirety before any decision is made with respect to the proposed transaction. Documentation relating to the transaction may be obtained at no charge at the website maintained by the SEC at www.sec.gov and may also be obtained at no charge by directing a request by mail to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by calling toll-free at (800) 322-2885. Free copies of the Solicitation/Recommendation Statement will be made available by Genzyme by directing a request to Genzyme at 500 Kendall Street, Cambridge, MA 02142, Attention: Shareholder Relations Department, or by calling 617-252-7500 and asking for the Shareholder Relations Department.

2/2